UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
SCHEDULE 13E-3

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Equity LifeStyle Properties, Inc.
(Name of Subject Company (Issuer))

Equity LifeStyle Properties, Inc.
(Issuer and Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 Par Value Per Share	29472R207
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas Heneghan
Chief Executive Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza Suite 800
Chicago, Illinois 60606
(312) 279-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copy to:

Larry P. Medvinsky, Esq. John A. Healy, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$203,280,000	$23,295.89

(1)

The transaction valuation is estimated solely for purposes of calculating the filing fee. As of August 7, 2012, Equity LifeStyle Properties, Inc. (the “Company”) had outstanding 8,000,000 shares of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (the “Series A Shares”).

The calculation is based on the assumption that all outstanding Series A Shares will be acquired by the Company in the Offer (as defined herein), and is based on the average of the high and low sales prices of the Series A Shares on August 7, 2012 being $25.41, as reported on the New York Stock Exchange. Based on this average, the total transaction value is equal to $203,280,000.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for Fiscal Year 2012 issued by the Securities and Exchange Commission (the “SEC”), equals $114.60 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A

	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

          This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Offer”) by Equity LifeStyle Properties, Inc., a Maryland corporation (the “Company”), to acquire all 8,000,000 outstanding shares of the Company’s 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, $.01 Par Value Per Share (the “Series A Shares”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated August 9, 2012 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) hereto. The information contained in the Offer to Exchange and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Tender Offer Statement, as more particularly described below.

          The Offer is being made in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933.

Item 1.	Summary Term Sheet.

          The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated by reference herein.

Item 2.	Subject Company Information.

          (a) Name and Address. The name of the Company is Equity LifeStyle Properties, Inc., a Maryland corporation. The address of its principal executive office is Two North Riverside Plaza, Suite 800, Chicago Illinois 60606 and its telephone number is (312) 279-1400.

          (b) Securities. As of August 8, 2012, 8,000,000 Series A Shares were issued and outstanding.

          (c) Trading Market and Price. The information with respect to the Series A Shares set forth in the Offer to Exchange under the heading “Market Price of and Dividends on the Series A Shares” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

          The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference herein.

          The following persons are the directors and/or executive officers of the Company:

Name	Position

Philip Calian	Director
David Contis	Director
Thomas Dobrowski	Director
Thomas Heneghan	Director and Chief Executive Officer
Ellen Kelleher	Executive Vice President – Property Management
Roger Maynard	Executive Vice President – Asset Management
Marguerite Nader	President and Chief Financial Officer
Sheli Rosenberg	Director
Howard Walker	Director
Gary Waterman	Director
Samuel Zell	Chairman of the Board of Directors

          The business address and telephone number of each of the above directors and executive officers is c/o Equity LifeStyle Properties, Inc., Two North Riverside Plaza, Suite 800, Chicago Illinois 60606, telephone: (312) 279-1400.

Item 4.	Terms of the Transaction.

          (a) Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer,” “Certain Federal Income Tax

Considerations,” “Comparison of Rights Between the Series A Shares and the Series C Shares,” “Description of Our Series C Shares,” “Certain Provisions of Maryland Law and of our Charter and Bylaws” and “The Operating Partnership Agreement” is incorporated by reference herein.

          (b) Purchases. The information set forth in the Offer to Exchange under the heading “Security Ownership of Certain Beneficial Owners” is incorporated by reference herein. Directors, officers and other affiliates of the Company may participate in the Offer upon the terms applicable to all holders of the Series A Shares. All of the directors and executive officers of the Company who own Series A Shares have advised the Company that they will tender their Series A Shares in the Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

          (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the headings “Security Ownership of Certain Beneficial Owners” is incorporated by reference herein and “Special Factors—Reasons for and Purpose of the Offer” are incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

          (a) Purposes. The information set forth in the Offer to Exchange under the headings “Questions and Answers about the Offer—What is the purpose of the Offer?” and “Special Factors—Reasons for and Purpose of the Offer” are incorporated by reference herein.

          (b) Use of Securities Acquired. The Series A Shares acquired in the Offer will become authorized but unissued shares. The information set forth in the Offer to Exchange under the heading “The Offer—Tender of Series A Shares; Acceptance of Shares” is incorporated by reference herein.

          (c) Plans. The information set forth in the Offer to Exchange under the headings “Special Factors—Reasons for and Purpose of the Offer,” “Special Factors—Alternatives Considered by the Board,” “Special Factors—Fairness of the Offer,” “The Offer—Liquidity; Listing,” “Market Price of and Dividends on the Series A Shares” and “Comparison of Rights Between the Series A Shares and the Series C Shares” is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

          (a) Source of Funds. The information set forth in the Offer to Exchange under the heading “The Offer—Source and Amount of Funds” is incorporated by reference herein.

          (b) Conditions. The Offer is not conditioned upon the Company’s receipt of outside financing. The information set forth in the Offer to Exchange under the headings “Special Factors—Reasons for and Purpose of the Offer,” and “The Offer—Conditions of the Offer” is incorporated by reference herein.

          (c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

          (a) Securities Ownership. The information set forth in the Offer to Exchange under the heading “Security Ownership of Certain Beneficial Owners” is incorporated by reference herein.

          (b) Securities Transactions. The information set forth in the Offer to Exchange under the heading “Security Ownership of Certain Beneficial Owners” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

          (a) Except with respect to directors, officers and employees of the Company who will not be separately compensated for their efforts, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Series A Shares with respect to the Offer. The information set forth in the Offer to Exchange under the heading “The Offer—Terms of the Offer” is incorporated by reference herein.

Item 10.	Financial Statements.

          (a) Financial Information. The information set forth in the Offer to Exchange under the headings “Summary Financial Information,” and “Where You Can Find More Information” is incorporated by reference herein. The information set forth under Item 15. Exhibits and Financial Statements Schedules, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 are incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

          (b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

          (a) Agreements, Regulatory Requirements and Legal Proceedings.

                    (1) The information set forth in the Offer to Exchange under the heading “Security Ownership of Certain Beneficial Owners” is incorporated by reference herein.

                    (2) The information set forth in the Offer to Exchange under the heading “The Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

                    (3) Not applicable.

                    (4) Not applicable.

                    (5) Not applicable.

          (c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated August 9, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)	Form of Notice of Guaranteed Delivery.
(a)(1)(G)	Form of Letter to Beneficial Holders of the 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release of Equity LifeStyle Properties, Inc., dated July 24, 2012.
(a)(6)	Press release of Equity LifeStyle Properties, Inc., dated August 9, 2012.
(b)	Not applicable.
(c)(1)	Opinion of Houlihan Capital, LLC, dated August 7, 2012.
(c)(2)	Presentation of Houlihan Capital, LLC to the Board of Directors of the Company, dated August 7, 2012.
(d)(1)	Form of Tender Agreement entered into by and between Equity LifeStyle Properties, Inc. and

Exhibit No.	Description

certain holders of 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Item (2). Subject Company Information.

(d) Dividends. The information set forth in Offer to Exchange under the heading Market Price and Dividends of the Series A Shares is incorporated by reference herein.

(e) Prior Public Offerings. On March 4, 2011, the Company, on behalf of selling stockholders, closed on a public offering of 8,000,000 Series A Shares, at a price of $24.75 per share. The selling stockholders received the Series A Shares in exchange for $200 million of previously issued series D and series F perpetual preferred operating partnership units. The Company did not receive any proceeds from the offering. The selling stockholders received proceeds of $191,763,200 before expenses.

(f) Prior Stock Purchases. All holders set forth in the section “Security Ownership of Certain Beneficial Owners” bought their Series A Shares in the March 2011 offering by the Company of those shares. There have been no transactions in the Series A Shares since the March 2011 offering by the aforementioned individuals.

Item (3). Identity and Background of Filing Person.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth under Item 3 above and the information set forth in the Definitive Proxy Statement for the Company’s Annual Meeting of Stockholders held on May 8, 2012 under the heading “Proposal No. 1—Election of Directors” is incorporated by reference herein. None of the persons named in Item 3 above was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanours) and none was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the persons named in Item 3 above is a citizen of the United States.

Item (4). Terms of the Transaction.

(c) Different Terms. No holder of Series A Shares will be treated in the Offer differently from any other holder or Series A Shares.

(d) Appraisal Rights. None.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the Offer to Exchange under the headings “Questions and Answers About the Offer—Will the Series A Shares remain listed on the NYSE following the completion of the Offer?” and “Market Price of and Dividends on the Series A Shares” is incorporated by reference herein. The Depositary Shares to be issued in connection with the Offer are expected to be eligible for trading on the NYSE.

Item (5). Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c) The information set forth in the Offer to Exchange under the headings “Special Factors—Background of the Offer” and “Special Factors—Reasons for and Purpose of the Offer” and set forth in the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 23, 2012 under the heading “Certain Relationships and Related Transactions” is incorporated by reference herein.

Item (7). Purposes, Alternatives, Reasons and Effects. The information set forth in the Offer to Exchange under the headings “Questions and Answers about the Offer—What is the purpose of the Offer?,” “Special Factors—Background of the Offer,” “Special Factors—Reasons for and Purpose of the Offer,” “Special Factors—Negative Factors Considered by the Board” and “Material United States Federal Income Tax Considerations” is incorporated by reference herein.

Item 8. Fairness of the Transaction. The information set forth in the Offer to Exchange under the headings “The Offer—Conditions of the Offer,” “Special Factors—Background of the Offer” and “Special Factors—Fairness of the Offer “ is incorporated by reference herein.

Item 9. Reports, Opinions, Appraisals and Negotiations. The information set forth in the Offer to Exchange under the heading “Special Factors—Fairness of the Offer” is incorporated by reference herein.

Item 10. Source and Amounts of Funds or Other Consideration.

(c) The information set forth in the Offer to Exchange under the heading “The Offer—Expenses” is incorporated by reference herein.

Item 12. The Solicitation or Recommendation.

(d) Intent to tender or vote in a going-private transaction. The directors and executive officers of the Company own an aggregate of 372,000 Series A Shares, representing 4.65% of the Series A Shares outstanding. Each director and executive officer who owns Series A Shares has agreed to tender all those Series A Shares in the Offer. The form of agreement is filed as Exhibit Number (d)(1) to this Tender Offer Statement. The information set forth in the Offer to Exchange under the heading “Security Ownership of Certain Beneficial Owners” is incorporated by reference herein.

(e) Recommendation of Others. The information set forth in the Offer to Exchange under the heading “Special Factors—Fairness of the Offer” is incorporated by reference herein.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b) Not applicable. We will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Series A Shares. Our officers, directors and employees may solicit tenders from holders of our Series A Shares and will answer inquiries concerning the Offer, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Equity LifeStyle Properties, Inc.
August 9, 2012

By:	/s/ Marguerite Nader

Marguerite Nader President and Chief Financial Officer